EXHIBIT 21
Subsidiaries of the Registrant
1.	SouthFirst Bank (federally chartered stock savings association), organized under the laws of the United States of America
2.	SouthFirst Financial Services, Inc. (insurance products and financial services), organized under the laws of the State of Alabama
3.	SouthFirst Mortgage, Inc. (residential construction lending), organized under the laws of the State of Alabama